Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 8, 2006	September 9, 2005
Income from continuing operations before income taxes and minority interest (1)	$714	$417
Income related to equity method investees	(2)	(18)

	712	399
Add/(deduct):
Fixed charges	161	149
Interest capitalized	(20)	(18)
Distributed income of equity method investees	13	18
Minority interest in pre-tax loss	6	32

Earnings available for fixed charges	$872	$580

Fixed charges:
Interest expensed and capitalized (2)	$106	$87
Estimate of interest within rent expense	55	62

Total fixed charges	$161	$149

Ratio of earnings to fixed charges	5.4	3.9

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $43 million, net earn-out payments received of $2 million, and interest expense of $1 million for the thirty-six weeks ended September 8, 2006; and an operating loss of $115 million, and net earn-out payments received of $20 million for the thirty-six weeks ended September 9, 2005.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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